                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                        INFINITY BROADCASTING CORPORATION
                                (Name of Issuer)


                 Class A Common Stock, $0.01 par value per share
                         (Title of Class of Securities)


                                   456 62S10 2
                                 (CUSIP Number)

    Bill M. Beverage, 2502 North Black Canyon Highway, Phoenix, Arizona 85009
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                December 7, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------                                  ---------------------
CUSIP No. 456 62S 10 2                                      Page 2 of 10 Pages
------------------------                                  ---------------------


--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         William S. Levine
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)[X]

                                                                       (b)[ ]

-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS
                                    OO

-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [  ]

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    U.S.A.
-------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY                           39,094,007
         OWNED BY
      EACH REPORTING
        PERSON WITH
                            ---------------------------------------------------
                               8     SHARED VOTING POWER

                                              382,500
                            ----------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                                              37,170,930
                            ---------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                              382,500
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           39,476,507
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [  ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           10.6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

                           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                           -----------------------------
CUSIP No. 456 62S 10 2                                 Page 3 of 10 Pages
-----------------------                           -----------------------------

-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Levine Investments Limited Partnership
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)[X]

                                                                      (b)[ ]

-------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
                                    OO

-------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [  ]

-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

                  Arizona
-------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY                           37,169,149
         OWNED BY
      EACH REPORTING
       PERSON WITH
                            ---------------------------------------------------
                               8     SHARED VOTING POWER

                                              -0-
                            ---------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                                              37,169,149
                            ---------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                              -0-
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           37,169,149
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           9.97%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

                           PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------                                  ---------------------
CUSIP No. 456 62S 10 2                                     Page 4 of 10 Pages
------------------------                                  ---------------------

-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         William S. Levine, Trustee, of the Levine Trust dated 5/4/84
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)[X]

                                                                        (b)[ ]

-------------------------------------------------------------------------------
3  SEC USE ONLY

-------------------------------------------------------------------------------
4  SOURCE OF FUNDS
                                    PF

-------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [  ]

-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

                  Arizona
-------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY                           1,781
         OWNED BY
      EACH REPORTING
       PERSON WITH
                            ---------------------------------------------------
                               8     SHARED VOTING POWER

                                              -0-
                            ---------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                                              1,781
                            ---------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                              -0-
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           1,781
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [  ]

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           0%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

                           OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------                              ------------------------
CUSIP No. 456 62S 10 2                                    Page 5 of 10 Pages
-------------------------                              ------------------------


The following statement on Schedule 13D (the "Schedule 13D") is being filed by William S. Levine, Levine Investments Limited Partnership and William S. Levine, Trustee, of the Levine Trust dated 5/4/84. All information in this Schedule 13D is reported as of December 7, 1999 except for the subsequent transactions set forth in Item 5(c) hereof.

ITEM 1.           SECURITY AND ISSUER.

           This statement relates to the Class A common stock, $0.01 par value per share (the "Class A Common Stock"), of Infinity Broadcasting Corporation, a Delaware corporation (the "Issuer"), whose principal office is located at 40 West 57th Street, New York, New York 10019.

ITEM 2.           IDENTITY AND BACKGROUND.

           (a)    Name:

                  (1)      William S. Levine

                  (2) Levine Investments Limited Partnership, a limited partnership formed under the laws of the State of Arizona ("Levine Investments"). Levine Investments is Mr. Levine's family limited partnership, and its sole business is the ownership of Class A Common Stock and other securities. Mr. Levine is the sole general partner of Levine Investments. Mr. Levine disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by Levine Investments, except to the extent of his partnership interest.

                  (3) William S. Levine, Trustee, of the Levine Trust dated 5/4/84 ("Levine Trust"). Mr. Levine is the sole trustee of the Levine Trust.

         (b)      Business address:

                  (1) Mr. Levine: 1702 E. Highland, Suite 310, Phoenix, Arizona 85016.

                  (2) Levine Investments: 1702 E. Highland, Suite 310, Phoenix, Arizona 85016.

                  (3) Levine Trust: 1702 E. Highland, Suite 310, Phoenix, Arizona 85016.

         (c)      Principal occupation:

                  (1) Mr. Levine is the owner and an officer of numerous privately-owned firms. Mr. Levine is also Chairman of Outdoor Systems, Inc., a wholly owned subsidiary of the Issuer, and, as of December 9, 1999, a director of the Issuer.

                  (2)      N/A

                  (3)      N/A

         (d) None of Mr. Levine, Levine Investments or the Levine Trust has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of Mr. Levine, Levine Investments or the Levine Trust has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding either of them has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f) Mr. Levine is a citizen of the United States. Levine Investments and Levine Trust are formed under the laws of the State of Arizona.

                                  SCHEDULE 13D

-------------------------                              ------------------------
CUSIP No. 456 62S 10 2                                    Page 6 of 10 Pages
-------------------------                              ------------------------

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Mr. Levine acquired his shares of Class A Common Stock on December 7, 1999 in connection with the completion of the transactions contemplated by the Agreement and Plan of Merger, dated as of May 27, 1999, as amended (the "Merger Agreement"), among the Issuer, Outdoor Systems, Inc. ("OSI") and Burma Acquisition Corp. ("Subsidiary"). Pursuant to the Merger Agreement, Subsidiary merged with and into OSI (the "Merger"), with OSI surviving the Merger as a wholly owned subsidiary of the Issuer. At the effective time of the Merger, each share of the common stock, $0.01 par value per share, of OSI was converted into the right to receive 1.25 fully paid and non-assessable shares of Class A Common Stock and cash in lieu of fractional shares. In connection with the completion of the Merger, the Issuer also deposited 1,923,077 shares of Class A Common Stock in a rabbi trust (the "Rabbi Trust") reflected in the Trust Agreement, dated as of December 6, 1999 (the "Trust Agreement"), by and among the Issuer, UBS Trust Company, Arturo R. Moreno and Mr. Levine. Mr. Levine has sole voting power over the Rabbi Trust shares.

           Levine Investments acquired (i) 37,166,649 shares of Class A Common Stock on December 7, 1999 in connection with the Merger and (ii) 2,500 shares of Class A Common Stock prior to the Merger by a contribution from Mr. Levine.

           The Levine Trust acquired (i) 281 shares of Class A Common Stock on December 7, 1999 in connection with the Merger and (ii) 1,500 shares of Class A Common Stock prior to the Merger by a contribution from Mr.
Levine.

ITEM 4.           PURPOSE OF TRANSACTION.

           As described in Item 3 above, (i) Mr. Levine acquired his shares of Class A Common Stock pursuant to the Merger and the Rabbi Trust was funded in connection with the Merger, (ii) Levine Investments acquired 37,166,649 shares of Class A Common Stock pursuant to the Merger and 2,500 shares prior to the Merger and (iii) Levine Trust acquired 281 shares of Class A Common Stock pursuant to the Merger and 1,500 shares of Class A Common Stock prior to the Merger. Mr. Levine, Levine Investments and Levine Trust hold the shares for investment purposes.

         None of Mr. Levine, Levine Investments or Levine Trust have any present plans or proposals that relate to or would result in:

         a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board except that Mr. Levine and Arturo R. Moreno became directors of the Issuer on December 9, 1999 as provided in the Merger Agreement;

                                  SCHEDULE 13D

-------------------------                              ------------------------
CUSIP No. 456 62S 10 2                                    Page 7 of 10 Pages
-------------------------                              ------------------------

         e. Any material change in the present capitalization or dividend policy of the Issuer;

         f. Any other material change in the Issuer's business or corporate structure;

         g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         j.       Any action similar to any of those enumerated above.


         Mr. Levine, Levine Investments and Levine Trust, however, reserve the right to take future actions that may have any of the consequences described above, to acquire additional securities of the Issuer, to dispose of any such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent Mr. Levine deems advisable in light of his overall investment strategy, market conditions, the Issuer's business prospects and any other factors.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a)(b) Of the 39,094,007 shares of Class A Common Stock as to which Mr. Levine is indicated as having sole voting and, except for (iii), sole dispositive power, (i) 1,781 shares are held of record by Levine Trust, (ii) 37,169,149 shares are held of record by Levine Investments and (iii) 1,923,077 shares are held of record by the Rabbi Trust. Mr. Levine serves as Independent Administrator to the Rabbi Trust and has the sole power to direct the trustee of the Rabbi Trust as to any voting rights exercisable with respect to the shares of Class A Common Stock held of record by the Rabbi Trust.

                  The shares of Class A Common Stock as to which Mr. Levine is indicated as having shared voting power consist of 382,500 shares of Class A Common Stock owned by the William S. and Ina Levine Foundation (the "Levine Family Foundation"), a charitable organization.

                  Mr. Levine disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by Levine Investments, except to the extent of his partnership interest. Mr. Levine is President and a member of the Board of Directors of the Levine Family Foundation and, by virtue of such position, may be deemed to share voting and dispositive power over the shares held by it. Mr. Levine disclaims beneficial ownership of the shares held by the Levine Family Foundation.

                                  SCHEDULE 13D

-------------------------                              ------------------------
CUSIP No. 456 62S 10 2                                    Page 8 of 10 Pages
-------------------------                              ------------------------

         (c) The following sets forth information concerning transactions in Class A Common Stock of the Issuer effected by Mr. Levine and/or Levine Investments in the last 60 days.

    Date of
  Transaction       Type of Transaction           Party to Transaction              Number of Shares        Price Per Share
  -----------       -------------------           --------------------              ----------------        ---------------
    12/8/99                Sale            Mr. Levine (through Levine Family             5,000                 $39 1/2
                                           Foundation)
    12/9/99                Sale            Mr. Levine (through Levine Family             5,000                  38 1/4
                                           Foundation)
    12/9/99                Sale            Mr. Levine (through Levine Family             5,100                  38 3/8
                                           Foundation)
    12/9/99                Sale            Mr. Levine (through Levine Family             4,900                  38 1/16
                                           Foundation)
    12/10/99               Sale            Levine Investments                            5,000                  38 1/4
    12/10/99               Sale            Levine Investments                            5,000                  38 3/8
    12/14/99               Sale            Levine Investments                            10,000                   36
    12/14/99               Sale            Levine Investments                            5,000                  36 7/8
    12/14/99               Sale            Levine Investments                            5,000                  37 7/8
    12/14/99               Sale            Levine Investments                            5,000                    38
    12/15/99               Sale            Levine Investments                            5,000                    37
    12/16/99               Sale            Levine Investments                            2,100                  36 7/16
    12/16/99               Sale            Levine Investments                            2,900                  36 9/16


         (d) Arturo R. Moreno has the right to receive any cash dividends from the shares of Class A Common Stock in the Rabbi Trust.

         (e)      N/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Mr. Levine and Levine Investments are parties to a Stockholders Agreement (the "Infinity Stockholders Agreement"), dated as of May 27, 1999, as amended as of July 15, 1999, among the Issuer, Mr. Levine, Arturo R. Moreno, a director and stockholder of the Issuer, Carole D. Moreno, Levine Investments and BRN Properties Limited Partnership. The Infinity Stockholders Agreement was entered into concurrently and in connection with the Merger Agreement. Pursuant to the Infinity Stockholders Agreement, Mr. Levine and Levine Investments agreed to the following transfer restrictions on their shares of Class A Common Stock received in the Merger:

         (a) for the first year after December 7, 1999, Mr. Levine and Levine Investments may not transfer a total number of shares having a fair market value in excess of $100 million in the aggregate for the two of them;

         (b) for the second year following December 7, 1999, Mr. Levine and Levine Investments may not transfer a number of shares in excess of the sum of (x) 50% of the total number of shares held by Mr. Levine and Levine Investments on December 7, 2000 plus (y) a total number of shares having a fair market value equal to $100 million in the aggregate, to the extent that the $100 million availability was not utilized in the first year.

                                  SCHEDULE 13D

-------------------------                              ------------------------
CUSIP No. 456 62S 10 2                                    Page 9 of 10 Pages
-------------------------                              ------------------------

         Exceptions to these transfer restrictions permit Mr. Levine and Levine Investments to pledge additional shares up to a maximum number of shares with a fair market value which, when added to the then fair market value of other shares pledged after December 7, 1999, will not exceed $125 million in the aggregate for the two of them. All transfer restrictions terminate on December 7, 2001.

         Mr. Levine and Levine Investments are parties to a Registration Rights Agreement (the "Registration Rights Agreement"), dated as of December 7, 1999, among the Issuer, Mr. Levine, Arturo R. Moreno, a director and stockholder of the Issuer, Carole D. Moreno, Levine Investments and BRN Properties Limited Partnership. The Registration Rights Agreement provides for certain registration rights with respect to shares of Class A Common Stock issued to Mr. Levine and Levine Investments in the Merger.

         Mr. Levine is a party to the Trust Agreement, which provides for, among other things, the deposit in the Rabbi Trust of 1,923,077 shares of Class A Common Stock.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

         99.1. Joint Filing Agreement, dated as of December 17, 1999, by and between William S. Levine, Levine Investments Limited Partnership and William S. Levine, Trustee, of the Levine Trust dated 5/4/84.

         99.2. Trust Agreement, dated as of December 6, 1999, by and among Infinity Broadcasting Corporation, UBS Trust Company, Arturo
                  R. Moreno and William S. Levine.

         99.3. Stockholders Agreement, dated as of May 27, 1999, among Infinity Broadcasting Corporation, William S. Levine, Arturo
                  R. Moreno, Carole D. Moreno, Levine Investments Limited Partnership and BRN Properties Limited Partnership (Incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K, dated June 3, 1999, of Outdoor Systems, Inc.).

         99.4. Amendement No. 1 to the Stockholders Agreement dated as of July 15, 1999 among the Issuer and the stockholders named therein (Incorporated by reference to Exhibit 2.4 to the Issuer's Registration Statement No. 333-88363 on Form S-4 filed on October 4, 1999).

         99.5. Form of Registration Rights Agreement. (Incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K, dated June 3, 1999 of Outdoor Systems, Inc.).

                                  SCHEDULE 13D

-------------------------                              ------------------------
CUSIP No. 456 62S 10 2                                    Page 10 of 10 Pages
-------------------------                              ------------------------

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             Date:  December 17, 1999



                             /s/ WILLIAM S. LEVINE
                             ------------------------------------------
                                William S. Levine



                             LEVINE INVESTMENTS LIMITED PARTNERSHIP



                             By: /s/ WILLIAM S. LEVINE
                                ----------------------------------------
                                      William S. Levine
                                      General Partner



                             WILLIAM S. LEVINE, TRUSTEE, OF THE LEVINE TRUST DATED 5/4/84


                             By: /s/ WILLIAM S. LEVINE
                                ----------------------------------------
                                      William S. Levine
                                      Trustee

                                 EXHIBIT INDEX

     NUMBER       DESCRIPTION
     ------       -----------

      99.1. Joint Filing Agreement, dated as of December 17, 1999, by and between William S. Levine, Levine Investments Limited Partnership and William S. Levine, Trustee, of the Levine Trust dated 5/4/84.

      99.2. Trust Agreement, dated as of December 6, 1999, by and among Infinity Broadcasting Corporation, UBS Trust Company, Arturo
                  R. Moreno and William S. Levine.

      99.3. Stockholders Agreement, dated as of May 27, 1999, among Infinity Broadcasting Corporation, William S. Levine, Arturo
                  R. Moreno, Carole D. Moreno, Levine Investments Limited Partnership and BRN Properties Limited Partnership. (Filed as
                  Exhibit 99.2 to the Current Report on Form 8-K, dated June 3, 1999 of Outdoor Systems, Inc.)


      99.4. Amendement No. 1 to the Stockholders Agreement dated as of July 15, 1999 among the Issuer and the stockholders named therein (Incorporated by reference to Exhibit 2.4 to the Issuer's Registration Statement No. 333-88363 on Form S-4 filed on October 4, 1999).

      99.5. Form of Registration Rights Agreement. (Filed as Exhibit 99.5 to the Current Report on Form 8-K, dated June 3, 1999 of Outdoor Systems, Inc.)